Exhibit 14

OCZ TECHNOLOGY GROUP, INC.
CODE OF CONDUCT AND BUSINESS ETHICS

I.	POLICY STATEMENT

Nasdaq Marketplace Rules require that OCZ Technology Group, Inc. (the “Company”) adopt a code of conduct for all of its directors, officers and employees.  This Company is committed to being a good corporate citizen.  The Company’s policy is to conduct its business affairs honestly and in an ethical manner.  That goal cannot be achieved unless you individually accept your responsibility to promote integrity and demonstrate the highest level of ethical conduct in all of your activities.  You should avoid activities that may call into question the Company’s reputation or integrity.  The Company understands that not every situation is black and white.  The key to compliance is exercising good judgment.  This means following the spirit of this Code and the law, doing the “right” thing and acting ethically even when the law is not specific.  When you are faced with a business situation where you must determine the right thing to do, you should ask the following questions:

•	Am I following the spirit, as well as the letter, of any law or Company policy?

•	Would I want my actions reported in the media?

•	What would my family, friends or neighbors think of my actions?

•	Will there be any direct or indirect negative consequences for the Company?

Managers set an example for other employees and are often responsible for directing the actions of others.  Every manager and supervisor is expected to take necessary actions to ensure compliance with this Code, to provide guidance and assist employees in resolving questions concerning this Code and to permit employees to express any concerns regarding compliance with this Code.  No one has the authority to order another employee to act contrary to this Code.

II.	COMPLIANCE WITH LAWS AND REGULATIONS

The Company seeks to comply with both the letter and spirit of the laws and regulations in all countries and other jurisdictions in which it operates.

You must comply with all applicable laws, rules and regulations in performing your duties for the Company.  Numerous federal, state and local laws and regulations define and establish obligations with which the Company, its employees and agents must comply.  Under certain circumstances, local country law may establish requirements that differ from this Code.  You are expected to comply with all local country laws in conducting the Company’s business.  If you violate these laws or regulations in performing your duties for the Company, you not only risk individual indictment, prosecution and penalties, and civil actions and penalties, you also subject the Company to the same or similar risks and penalties.  If you violate these laws in performing your duties for the Company, you may be subject to disciplinary action, including possible termination of your employment or affiliation with the Company.

An explanation of certain of the key laws with which you should be familiar can be found in the employee handbook under “Compliance with Laws.”  As explained below, you should always consult your manager or the Compliance Officer with any questions about the legality of you or your colleagues’ conduct.

III.	FULL, FAIR, ACCURATE, TIMELY AND UNDERSTANDABLE DISCLOSURE

It is of paramount importance to the Company that all disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”), and in other public communications made by the Company is full, fair, accurate, timely and understandable.  You must take all steps available to assist the Company in these responsibilities consistent with your role within the Company.  In particular, you are required to provide prompt and accurate answers to all inquiries made to you in connection with the Company’s preparation of its public reports and disclosures.

The Company’s Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”) are responsible for designing, establishing, maintaining, reviewing and evaluating on a quarterly basis the effectiveness of the Company’s disclosure controls and procedures (as such term is defined by applicable SEC rules).  The Company’s CEO, CFO, controller and such other Company officers designated from time to time by the Audit Committee of the Board of Directors shall be deemed the Senior Officers of the Company.  Senior Officers shall take all steps necessary or advisable to ensure that all disclosure in reports and documents filed with or submitted to the SEC, and all disclosure in other public communication made by the Company is full, fair, accurate, timely and understandable.

Senior Officers are also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Senior Officers will take all necessary steps to ensure compliance with established accounting procedures, the Company’s system of internal controls and generally accepted accounting principles.  Senior Officers will ensure that the Company makes and keeps books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company.  Senior Officers will also ensure that the Company devises and maintains a system of internal accounting controls sufficient to provide reasonable assurances that:

•	transactions are executed in accordance with management’s general or specific authorization;

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transactions are recorded as necessary (a) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and (b) to maintain accountability for assets;

•	access to assets is permitted, and receipts and expenditures are made, only in accordance with management’s general or specific authorization; and

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the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, all to permit prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements.

Any attempt to enter inaccurate or fraudulent information into the Company’s accounting system will not be tolerated and will result in disciplinary action, up to and including termination of employment.

IV.	SPECIAL ETHICS OBLIGATIONS FOR EMPLOYEES WITH FINANCIAL REPORTING RESPONSIBILITIES

Senior Officers each bear a special responsibility for promoting integrity throughout the Company.  Furthermore, the Senior Officers have a responsibility to foster a culture throughout the Company as a whole that ensures the fair and timely reporting of the Company’s results of operation and financial condition and other financial information.

Because of this special role, the Senior Officers are bound by the following Senior Officer Code of Ethics, and by accepting the Code of Conduct and Business Ethics each agrees that he or she will:

•	Perform his or her duties in an honest and ethical manner;

•	Handle all actual or apparent conflicts of interest between his or her personal and professional relationships in an ethical manner;

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Take all necessary actions to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, government agencies and in other public communications;

•	Comply with all applicable laws, rules and regulations of federal, state and local governments; and

•	Proactively promote and be an example of ethical behavior in the work environment.

V.	INSIDER TRADING

You should never trade securities on the basis of confidential information acquired through your employment or fiduciary relationship with the Company.

You are prohibited under both federal law and Company policy from purchasing or selling Company stock, directly or indirectly, on the basis of material non-public information concerning the Company.  Any person possessing material non-public information about the Company must not engage in transactions involving Company securities until this information has been released to the public. Generally, material information is that which would be expected to affect the investment decisions of a reasonable investor or the market price of the stock. You must also refrain from trading in the stock of other publicly held companies, such as existing or potential licensees or suppliers, on the basis of material non-public information obtained in the course of your employment or service as a director.  It is also illegal to recommend a stock to (i.e., “tip”) someone else on the basis of such information.  If you have a question concerning appropriateness or legality of a particular securities transaction, consult with the Company’s General Counsel. Officers, directors and certain other employees of the Company are subject to additional responsibilities under the Company’s insider trading compliance policy, a copy of which has been provided to each such officer, director and employee, and which can be obtained from the Company’s General Counsel.

VI.	CONFLICTS OF INTEREST AND CORPORATE OPPORTUNITIES

You owe a duty to the Company not to compromise the Company’s legitimate interests and to advance such interests when the opportunity to do so arises in the course of your employment.

You shall perform your duties to the Company in an honest and ethical manner.  You shall handle all actual or apparent conflicts of interest between your personal and professional relationships in an ethical manner.

You should avoid situations in which your personal, family or financial interests conflict or even appear to conflict with those of the Company.  You may not engage in activities that compete with the Company or compromise its interests.  You should not take for your own benefit opportunities discovered in the course of employment that you have reason to know would benefit the Company.  The following are examples of actual or potential conflicts:

•	you, or a member of your family, receive improper personal benefits as a result of your position in the Company;

•	you use Company’s property for your personal benefit;

•	you engage in activities that interfere with your loyalty to the Company or your ability to perform Company duties or responsibilities effectively;

•	you work simultaneously (whether as an employee or a consultant) for a licensee, supplier or competitor;

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you, or a member of your family, have a financial interest in a licensee, supplier or competitor which is significant enough to cause divided loyalty with the Company or the appearance of divided loyalty (the significance of a financial interest depends on many factors, such as size of investment in relation to your income, net worth and/or financial needs, your potential to influence decisions that could impact your interests, and the nature of the business or level of competition between the Company and the licensee, supplier or competitor);

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you, or a member of your family, acquire an interest in property (such as real estate, patent or other intellectual property rights or securities) in which you have reason to know the Company has, or might have, a legitimate interest;

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you, or a member of your family, receive a loan or a guarantee of a loan from a licensee, supplier or competitor (other than a loan from a financial institution made in the ordinary course of business and on an arm’s-length basis);

•	you divulge or use the Company’s confidential information – such as financial data, or research or development plans – for your own personal or business purposes;

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you make gifts or payments, or provide special favors, to licensees, suppliers or competitors (or their immediate family members) with a value significant enough to cause the customer, supplier or competitor to make a purchase, or take or forego other action, which is beneficial to the Company and which the licensee, supplier or competitor would not otherwise have taken; or

•	you are given the right to buy stock in other companies or you receive cash or other payments in return for promoting the services of an advisor or vendor to the Company.

Neither you, nor members of your immediate family, are permitted to solicit or accept valuable gifts, payments, special favors or other consideration from licensees, suppliers or competitors.  Any exchange of gifts must be conducted so that there is no appearance of impropriety.  Gifts may be given only in compliance with the Foreign Corrupt Practices Act.

Conflicts are not always clear-cut.  If you become aware of a conflict described above or any other conflict, potential conflict, or have a question as to a potential conflict, you should consult with your manager or the Company’s Compliance Officer and/or follow the procedures described in Sections X and XI of this Code.  If you become involved in a situation that gives rise to an actual conflict, you must inform your supervisor or the Company’s Compliance Officer of the conflict.

VII.	CONFIDENTIALITY

All confidential information concerning the Company obtained by you is the property of the Company and you must protect it.

Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its licensees or partners, if disclosed.  You must maintain the confidentiality of such information entrusted to you by the Company, its licensees, partners and suppliers, except when disclosure is authorized by the Company, required by law or otherwise permitted pursuant to the terms of a proprietary information agreement between you and the Company.

Examples of confidential information include, but are not limited to:  the Company’s trade secrets; business trends and projections; information about financial performance; gene or protein sequences; antibodies; antigens; cell lines; assays or test results; clinical or research data; mechanisms of action; research or development plans; manufacturing processes; information about potential acquisitions, divestitures and investments; public or private securities offerings; significant personnel changes; and existing or potential major contracts, collaborations, orders, suppliers, licensees or finance sources or the loss thereof.

Your obligation with respect to confidential information extends beyond the workplace.  In that respect, it applies to communications with your family members and continues to apply even after your employment or director relationship with the Company terminates.

VIII.	FAIR DEALING

Our goal is to conduct our business with integrity.

You should endeavor to deal honestly with the Company’s licensees, collaborators, suppliers, competitors, and employees.  Under federal and state laws, the Company is prohibited from engaging in unfair methods of competition, and unfair or deceptive acts and practices.  You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing.

Examples of prohibited conduct include, but are not limited to:

•	bribery or payoffs to induce business or breaches of contracts by others;

•	acquiring a competitor’s trade secrets through bribery or theft;

•	making false, deceptive or disparaging claims or comparisons about competitors or their products or services; or

•	mislabeling products or services.

IX.	PROTECTION AND PROPER USE OF COMPANY ASSETS

You should endeavor to protect the Company’s assets and ensure their proper use.

Company assets, both tangible and intangible, are to be used only for legitimate business purposes of the Company and only by authorized employees or consultants.  Intangible assets include intellectual property such as trade secrets, patents, trademarks and copyrights, business, marketing and service plans, manufacturing processes, designs, databases, Company records, salary information, unpublished scientific information and any unpublished financial data and reports.  Unauthorized alteration, destruction, use, disclosure or distribution of Company assets violates Company policy and this Code.  Theft or waste of, or carelessness in using, these assets have a direct adverse impact on the Company’s operations and profitability and will not be tolerated.

The Company provides computers, voice mail, electronic mail (e-mail), and Internet access to certain employees for the purpose of achieving the Company’s business objectives.  As a result, the Company has the right to access, reprint, publish, or retain any information created, sent or contained in any of the Company’s computers or e-mail systems of any Company machine.  You may not use e-mail, the Internet or voice mail for any illegal purpose or in any manner that is contrary to the Company’s policies or the standards embodied in this Code.

You should not make copies of, or resell or transfer copyrighted publications, including software, manuals, articles, books, and databases being used in the Company, that were created by another entity and licensed to the Company, unless you are authorized to do so under the applicable license agreement.  In no event should you load or use, on any Company computer, any software, third party content or database without receiving the prior written permission of the Information Technology Department to do so.  You must refrain from transferring any data or information to any Company computer other than for Company use.  You may use a handheld computing device or mobile phone in connection with your work for the Company, but must not use such device or phone to access, load or transfer content, software or data in violation of any applicable law or regulation or without the permission of the owner of such content, software or data.  If you should have any question as to what is permitted in this regard, please consult with the Company’s Information Technology Director.

X.	REPORTING VIOLATIONS OF COMPANY POLICIES AND RECEIPT OF COMPLAINTS REGARDING FINANCIAL REPORTING OR ACCOUNTING ISSUES

You should report any violation or suspected violation of this Code to the appropriate Company personnel or via the Company’s confidential reporting procedures, which allow for anonymous reporting.

The Company’s efforts to ensure observance of, and adherence to, the goals and policies outlined in this Code mandate that you promptly bring to the attention of the Compliance Officer, any material transaction, relationship, act, failure to act, occurrence or practice that you believe, in good faith, is inconsistent with, in violation, or reasonably could be expected to give rise to a violation, of this Code.  You should report any suspected violations of the Company’s financial reporting obligations or any complaints or concerns about questionable accounting or auditing practices in accordance with the procedures set forth below.

Here are some approaches to handling your reporting obligations:

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In the event you believe a violation of this Code, or a violation of applicable laws and/or governmental regulations has occurred or you have observed or become aware of conduct which appears to be contrary to this Code, promptly report the situation to your supervisor or the Compliance Officer.  Supervisor or managers who receive any report of a suspected violation must report the matter to the Compliance Officer.

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If you have or receive notice of a complaint or concern regarding the Company’s financial disclosure, accounting practices, internal accounting controls, auditing, or questionable accounting or auditing matters, you must promptly advise your supervisor or the Compliance Officer.

•	If you wish to report any such matters anonymously or confidentially, then you may do so as follows:

•	Mail a description of the suspected violation or other complaint or concern to:

OCZ Technology Group, Inc.
6373 San Ignacio Avenue
San Jose, CA 95119
Attention: Compliance Officer

•	Submit a report of the suspected violation or other complain or concern through the on-line Compliance Reporting System available through the Company’s intranet site.

You should provide reasonable detail of the complaint, including as much detail regarding the matter, date of occurrence and individuals involved as possible in order to allow the Compliance Officer to properly consider and investigate your concern or complaint.

Persons outside the Company may also report complaints or concerns to the Compliance Officer by the methods listed above.

Allegations of violations of this Code should be made only in good faith and not with the intent to embarrass or to put someone in a false light.  If you become aware of a suspected or potential violation, don’t try to investigate or resolve it on your own.  Prompt disclosure under this Code is vital to ensuring a timely and thorough investigation and resolution.  You are expected to cooperate in internal or external investigations of alleged violations of this Code.

In response to every good faith report of conduct potentially in violation of this Code, the appropriate personnel of the Company will undertake an investigation, and if improper conduct is found, the Company will take appropriate disciplinary and remedial action.  The Company will attempt to keep its discussions with any person reporting a violation confidential to the extent reasonably possible without compromising the effectiveness of the investigation.

Employees and contract workers are protected by law from retaliation for reporting possible violations of this Code or for participating in procedures connected with an investigation, proceeding or hearing conducted by the Company or a government agency with respect to such complaints.  The Company will take disciplinary action up to and including the immediate termination of any employee or contract worker who retaliates against another employee or contract worker for reporting any of these alleged activities.

XI.	COMPLIANCE PROCEDURES

The Company has established this Code as part of its overall policies and procedures.  To the extent that other Company policies and procedures conflict with this Code, you should follow this Code.  This Code applies to all Company directors and Company employees, including all officers, in all locations.

This Code is based on the Company’s core values, good business practices and applicable law.  The existence of this Code, however, does not ensure that directors, officers and employees will comply with it or act in a legal and ethical manner.  To achieve optimal legal and ethical behavior, the individuals subject to this Code must know and understand this Code as it applies to them and as it applies to others.  You must champion this Code and assist others in knowing and understanding it.

•	Compliance. You are expected to become familiar with and understand the requirements of this Code. Most importantly, you must comply with it.

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CEO Responsibility.  The Company’s CEO shall be responsible for ensuring that this Code is established and effectively communicated to all employees, officers and directors.  Although the day-to-day compliance issues will be the responsibility of the Company’s managers, the CEO has ultimate accountability with respect to the overall implementation of and successful compliance with this Code.

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Corporate Compliance Management.  The CEO shall select an employee to act as the Compliance Officer.  The Compliance Officer’s charter is to ensure communication, training, monitoring, and overall compliance with this Code.  The Compliance Officer will, with the assistance and cooperation of the Company’s officers, directors and managers, foster an atmosphere where employees are comfortable in communicating and/or reporting concerns and possible Code violations.

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Internal Reporting of Violations.  The Company’s efforts to ensure observance of, and adherence to, the goals and policies outlined in this Code mandate that all employees, officers and directors of the Company report suspected violations in accordance with Section X of this Code.

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Access to this Code.  The Company shall ensure that employees, officers and directors may access this Code on the Company’s website.  In addition, each current employee will be provided with a copy of this Code.  New employees will receive a copy of this Code as part of their new hire information.

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Monitoring.  The officers of the Company shall be responsible to review this Code with all of the Company’s managers.  In turn, the Company’s managers with supervisory responsibilities should review this Code with his/her direct reports.  Managers are the “go to” persons for employee questions and concerns relating to this Code, especially in the event of a potential violation.  Managers or supervisors will immediately report any violations or allegations of violations to the Compliance Officer.  Managers will work with the Compliance Officer in assessing areas of concern, potential violations, any needs for enhancement of this Code or remedial actions to effect this Code’s policies and overall compliance with this Code and other related policies.

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Internal Investigation.  When an alleged violation of this Code is reported, the Company shall take appropriate action in accordance with the law and regulations and otherwise consistent with good business practice.  If the suspected violation appears to involve either a possible violation of law or an issue of significant corporate interest, or if the report involves a complaint or concern of any person, whether employee, a stockholder or other interested person regarding the Company’s financial disclosure, internal accounting controls, questionable auditing or accounting matters or practices or other issues relating to the Company’s accounting or auditing, then the manager or investigator should immediately notify the Compliance Officer.  If a suspected violation involves any director or executive officer or if the suspected violation concerns any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal controls, any person who received such report should immediately report the alleged violation to the Compliance Officer, if appropriate, the Chief Executive Officer and/or Chief Financial Officer, and, in every such case, the Chairperson of the Audit Committee.  The Compliance Officer or the Chairperson of the Audit Committee, as applicable, shall assess the situation and determine the appropriate course of action.  At a point in the process consistent with the need not to compromise the investigation, a person who is suspected of a violation shall be apprised of the alleged violation and shall have an opportunity to provide a response to the investigator.

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Retention of Reports and Complaints.  All reports and complaints made to or received by the Compliance Officer or the Chair of the Audit Committee shall be logged into a record maintained for this purpose by the Compliance Officer and this record of such report shall be retained for five years.